FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of Janaury 2002

                               GLOBAL SOURCES LTD.
                 -----------------------------------------------
                 (Translation of Registrant's Name into English)

                                 41 Cedar Avenue
                                P.O. Box HM 1179
                             Hamilton HM EX, Bermuda
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                      Form 20-F |X|  Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                             Yes |_| No |X|

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Attached hereto and incorporated herein in its entirety by reference is the
Press Release announcing that the 2002 Global Sources Ltd. Annual General Meeting of Shareholders will be held on May 6, 2002.

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                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     GLOBAL SOURCES LTD.
                                     (Registrant)


                                     By: /s/ Eddie Heng Teng Hua
                                        ----------------------------------------
                                     Name: Eddie Heng Teng Hua
                                     Title: Director and Chief Financial Officer

Dated: January 14, 2002

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                              global [logo] sources

                              GLOBAL SOURCES LTD.
                       ANNOUNCES DATE FOR ANNUAL MEETING

HONG KONG - Jan. 25, 2002 - The Board of Directors of Global Sources Ltd. (Nasdaq NM: GSOL) has set the date for its Annual Meeting of Shareholders for May 6, 2002 in Singapore at 10:30 a.m., local time. The location of the Annual Meeting will be disclosed in the company's proxy statement. The deadline for submitting shareholder proposals for consideration at the Annual Meeting is February 4, 2002.

ABOUT GLOBAL SOURCES

Global Sources creates and facilitates global trade between buyers and suppliers by providing the right information, at the right time, in the right format. We develop and operate independent net marketplaces, and offer software that facilitates cross-border transactions in public and private environments. Our cataloging software and content management infrastructure support these offerings, while our trade magazines remain a key component of our total solution.

We create and facilitate trade for an established, independently certified community of more than 306,000 active buyers in over 230 countries and territories. These buyers purchase direct goods in volume for resale and generate more than 2.9 million inquiries annually for over 135,000 suppliers through Global Sources Online (www.globalsources.com).

Global Sources Online hosts more marketing and sourcing activity than any other global merchandise trade marketplace. Ranked as the world's 8th largest net marketplace, the Global Sources Online network is comprised of 27 vertical and 14 geographic portals. We offer unparalleled supplier enablement capabilities in the world's leading supply markets through 60 content management offices and 700 sales representatives who make approximately 40,000 supplier visits monthly.

Global Sources' solutions are based on 31 years as a trade magazine publisher serving the global trade community, 11 years as a trade management software. For more information, please visit www.investor.globalsources.com

                                                     SOURCE: Global Sources Ltd.


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